March 20, 2007
Via Electronic Submission
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant

Subject:	Alkermes, Inc.
Form 10-K for the Year Ended March 31, 2006
Filed June 14, 2006
File No. 001-14131
Dear Mr. Rosenberg:
     Pursuant your letter dated March 7, 2007, Alkermes, Inc. intends to provide its response to you on or before April 13, 2007.
     If you have any questions with regard to this correspondence, please contact me at (617) 583-6651.
Sincerely,

/s/ Iain M. Brown
Iain M. Brown
Vice President of Finance